Exhibit 99.1

I, Jeroen van der Veer, certify that:

1.	I have reviewed this amendment no. 1 to the annual report on Form 20-F (the “Report”) of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij);

2.	Based on my knowledge, this amendment does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Report;

3.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amendment and the Report is being prepared; and

(b)	Evaluated the effectiveness of the company’s disclosure controls and procedures;

(c)	[Intentionally omitted]

4.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

/s/ Jeroen van der Veer

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Jeroen van der Veer

President and Managing Director

July 1, 2004

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